SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock (the
"Common Stock") of The SmallCap Fund Inc. ("MGC".) The principal executive offices of MGC are located at 345 Park Avenue, New
York, NY 10154.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570.

Mr. Goldstein is a self-employed investment advisor. He is also
President of Kimball and Winthrop, Inc. 60 Heritage Drive,
Pleasantville, NY 10570, an investment advisory firm.

During the last 5 years Mr. Goldstein has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Goldstein is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Goldstein has accumulated shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
NA

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER a -e NA
Less than 5% ownership.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Letter to Mr. Bradshaw

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/14/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


Exhibit 1.

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
10570
(914) 747-5262 // Fax: (914) 747-5258


July 14, 2003

Ralph W. Bradshaw
Chairman of the Board
The SMALLCap Fund, Inc.
One West Pack Square, Suite 1650
Asheville, NC 28801

Dear Ralph:

From one shareholder to another, congratulations, on being elected Chairman of the Board of The SMALLCap Fund (the "Fund").

As you know, Ronald G. Olin, a former shareholder of the Fund has made an SEC filing in which he asked you to resign as a director "for the good of the Fund." Mr. Olin says you are a "prisoner of the past" and "have taken steps considered by many shareholders to have been harmful to the Fund." Precisely what those harmful "steps" were or who has complained to him Mr. Olin does not say but I, for one, want to go on record as being appreciative of your heroic struggle for shareholder democracy. Former shareholder Olin also says "some have suggested that I should consider serving in some capacity in order to help implement a turnaround at the Fund" but does not say who made that suggestion.

You may recall that we spoke during your hard fought proxy fight and that I decided to vote my shares for your slate of directors. Of course, I am pleased that you eventually prevailed despite the dirty tricks employed by management and its cronies on the board.

I am writing to reaffirm my support for you and to urge you to disregard the misguided "advice" from Mr. Olin. This should be a time for you to relish the fruits of your victory. Where, I ask, was Mr. Olin when you were fighting for shareholder democracy? I don't recall him offering to support you financially or even endorsing your nominees. Now that you have succeeded against great odds, he disposes of all his shares and asks you to resign! Give me a break! In my opinion, Mr. Olin is nothing but an ungrateful ex-shareholder who would like to free ride from your hard work and perseverance.

Please stay the course and ignore Mr. "I own no shares" Olin's Johnny come lately attempt to hijack the Fund.
As you said in your letter to shareholders, "Shareholders deserve a Board that will (1) fix the persistent performance problem, and
(2) quickly deliver full NAV to shareholders." The fund now has such a board and a Chairman committed to fulfill these objectives. There is no need to give any consideration to Mr. Olin's cynical offer to "help" now that the dust has settled.
I would also like to remind you that on June 30, 2003, the Fund announced the following: "At its June 19 meeting, the Board unanimously approved the final terms of a cash tender offer for 65% of the Fund's outstanding shares at 99% of net asset value per share. The Board has authorized the Fund to commence the tender offer as soon as practical, which is anticipated to be on or about July 15, 2003." Obviously, investors have been buying and selling the Fund's shares based on that announcement.
I also notice that on July 11, 2003, the Board affirmed that "its intention with respect to completing a tender offer has not changed." Any unwarranted deviation from that commitment could be construed as a violation of the federal securities laws. Therefore, unless ex-shareholder Mr. Olin is willing to indemnify the Fund and its directors from liability, I suggest that the board ignore his call for a special meeting to consider "an alternative redemption offer." Had Mr. Olin wanted shareholders to vote on some other proposal, he had ample opportunity to do so at the annual meeting. Now that he is no longer a shareholder, it would be most unwise to depart from its planned tender offer. Once again, unlike ex-shareholder Mr. Olin, I urge you to continue your efforts to govern the Fund for the benefit of all shareholders. Keep the faith.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner